Exhibit 14
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                MAVESA S.A. BOARD OF DIRECTORS ADOPTS REGULATION


         Caracas, Venezuela - March 7, 2001 - Mavesa S.A. (the "Company"), one of the leading Venezuelan food products manufacturers, today announces that its Board of Directors has adopted an internal regulation (the "Regulation") governing the general business conduct of the Company during the tender offer by Primor Inversiones, C.A. for all of the Company's outstanding shares and American Depository Shares. The Regulation is also applicable in the event the tender offer is successful and in the event a competing offer is made for Mavesa. Among other things, the Company and its subsidiaries must conduct their operations in a manner consistent with practices employed during the previous 12 months, and are restricted from (i) taking any action which would result in the dissolution of the Company or its subsidiaries; (ii) disposing of material fixed assets of the Company and its subsidiaries; (iii) modifying, rescinding or failing to comply with certain types of contracts; and (iv) incurring or assuming any indebtedness other than in the regular course of business. The Company published the Regulation in two newspapers in Caracas, Venezuela on March 6, 2001 and communicated the same to the CNV on March 7, 2001.

         Investors and security holders are strongly advised to read Mavesa's Recommendation Solicitation Statement on Schedule 14D-9 which was filed with the Securities and Exchange Commission (SEC) and the tender offer statement on Schedule TO referred to in this news release filed with the SEC by Primor
Inversiones, C.A. because they contain important information. Investors and security holders may obtain a free copy of those statements and other documents filed by Mavesa and Primor at the SEC's website, www.sec.gov, and directly from the filing party, upon request.